

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2021

David Stasse
Executive Vice President and Chief Financial Officer
Trinseo S.A.
1000 Chesterbrook Boulevard, Suite 300
Berwyn, PA 19312

> **Re: Trinseo S.A.**
> **Form 10-K for Fiscal Year Ended December 31, 2020**
> **Filed February 22, 2021**
> **File No. 001-36473**

Dear Mr. Stasse:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2020

Notes to Consolidated Financial Statements
Note 5 - Investments in Unconsolidated Affiliates, page F-19

1. Please provide us a reconciliation between your equity in earnings of unconsolidated affiliates, as reported in the consolidated statements of operations, and net income reported by Americas Styrenics on page F-61 for each period presented.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences